Exhibit 99.1

News Release
For immediate release Calgary, Alberta June 14, 2010 TSX: OPC

OPTI Canada to Present at the 2010 CAPP Oil & Gas Investment Symposium and
Post New Corporate Presentation

Chris Slubicki, President and CEO of OPTI Canada Inc. (OPTI), will present an overview of the Company at the 2010 CAPP Oil & Gas Investment Symposium on Tuesday, June 15 at 1:30PM and Wednesday, June 16 at 11:20AM at the Hyatt Regency Hotel in Calgary.

The June 15 presentation will be audio broadcast via live and archived webcast and may be accessed at www.capp.ca under “Investment Symposium.” The webcast will also be available on OPTI’s website (www.opticanada.com) located under “Presentations and Webcasts” within the Investors section for a period of 30 days. The presentation will include an update of the progress to date on Phase 1 of the Long Lake Project.

OPTI will also update its corporate presentation, a copy of which will be available on its website by June 16, 2010.

ABOUT OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

For more information contact:

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Krista Ostapovich Investor Relations (403) 218-4705	OPTI Canada Inc. Suite 2100, 555 – 4th Ave. S.W. Calgary, Alberta, Canada T2P 3E7

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